EXHIBIT 2.

SHAREHOLDER PROPOSAL SUBMITTED BY CARL W. DINGER III FOR INCLUSION IN MFRI”S PROXY 2017 ANNUAL MEETING

RESOLVED:       The shareowners of MFRI recommend that the Board of Directors authorize and implement a three-year share repurchase program that would repurchase 1,000,000 shares of MFRI stock.

SUPPORTING STATEMENT

MFRI’s stock price has significantly underperformed all major stock indices during the past five years. There has been only a de minimis return, if any, to shareowners at large during this period. Additionally, MFRI has done very little to enhance shareholder value via returning capital to shareholders either through a share buyback or dividend. In February 2015, MFRI’s board of Directors did approve and authorize a $2 million share repurchase program over a two-year period. However, after repurchasing 28,000 shares in February, 2015 and 17,000 shares in March, 2015 at a total cost of $292,510, no additional shares have been repurchased since then. Thus, only 14.63% of the total share repurchase authorization has been implemented.

Notwithstanding this significant lack of performance by MFRI’s stock and any significant attempt to enhance shareholder value, large amounts of compensation in the form of cash, stock and stock option awards were imparted to MFRI Senior Executives and members of the Board of Directors during this same five year period. MFRI’s publicly filed proxy statements for the years 2012, 2013, 2014 and 2015 disclose that $11,126,827 in such compensation was awarded during these four years. Presumably, a similar amount was disbursed to MFRI Senior Executives and the Board during 2016. The market capitalization of MFRI as of the filing of this proxy proposal is $64.85 million as of January 17, 2017. Therefore, at least $12, 500,000 was disbursed as total compensation to Senior Executives and members of the Board of Directors during 2012-2016 and comprises approximately 20% of the current market capitalization of MFRI. This compensation is excessive when the shareowners at large have received virtually no return on their investment and one unfulfilled attempt by the Board to enhance shareholder value.

MFRI has minimal net debt and has in excess of $9 million in cash in foreign subsidiaries. MFRI’s overall financial balance sheet clearly would support the share buyback contemplated by the above resolution. In addition, by reducing the total number of outstanding shares it would help to facilitate the eventual sale of the Company should the Company decide to pursue that course of action.

We respectfully urge all shareowners to vote in favor of this proposal.